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                             June 22, 2023

       Gerard Griffin
       Chief Financial Officer
       Sportradar Group AG
       Feldistrasse 2
       CH-9000 St. Gallen, Switzerland

                                                        Re: Sportradar Group AG
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed on March 15,
2023
                                                            Form 6-K Submitted
on May 10, 2023

       Dear Gerard Griffin:

               We have reviewed your May 30, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 16, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Non-IFRS Financial Measures and Operating Metrics, page 79

   1.                                                   We note your response
to prior comment 2 and that the adjustment    foreign currency
                                                        gains on cash
equivalents    represents the exchange rate movement on certain cash
                                                        equivalents,
specifically, your investments in U.S. Dollar money market funds. While the effect of exchange rate
fluctuation on cash held in foreign currencies affects the cash balance during a
period, it does not represent cash receipts or payments. The impact of exchange rate
fluctuation does not give rise to cash flows, therefore, such adjustment does not appear to be
appropriate in determining a non-GAAP measure of cash flows. Please refer to paragraph 28
of IAS 7 and revise accordingly.
 Gerard Griffin
FirstName  LastNameGerard Griffin
Sportradar Group AG
Comapany
June       NameSportradar Group AG
     22, 2023
June 22,
Page 2 2023 Page 2
FirstName LastName
       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Jason Barr